Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports first quarter 2018 results

  Net earnings increased 3.1% to $709 million; net earnings attributable to common shareholders up 3.0% to $661 million, or $0.73 per common share; adjusted net earnings of $719 million 2.3% higher, generating adjusted EPS of $0.80
  Cash flows from operating activities of $1,496 million, up 13.9%, delivered free cash flow growth of 9.8%
  4.8% revenue growth drove 4.1% higher adjusted EBITDA with healthy 40.3% margin
  101,707 total broadband net customer additions in postpaid wireless, Internet and IPTV, up 39.0% over last year
  Wireless postpaid net additions of 68,487, up 91.4%, drove 10.1% higher revenue
  Wireline revenue up 3.6% on continued strong Fibe customer growth and improved business markets performance
  Mass-market launch of Bell’s all-fibre network in Toronto delivering the best residential and business broadband Internet connectivity to Canada’s largest city

MONTRÉAL, May 3, 2018 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1) of 2018 in accordance with the newly adopted International Financial Reporting Standard 15 (IFRS 15), and applied these new accounting policies retrospectively to our 2017 results to facilitate year-over-year comparability.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q1 2018	Q1 2017	% change
BCE
Operating revenues	5,590	5,336	4.8%
Net earnings	709	688	3.1%
Net earnings attributable to common shareholders	661	642	3.0%
Adjusted net earnings(1)	719	703	2.3%
Adjusted EBITDA(2)	2,254	2,166	4.1%
EPS	0.73	0.73	-
Adjusted EPS(1)	0.80	0.80	-
Cash flows from operating activities	1,496	1,313	13.9%
Free cash flow(3)	537	489	9.8%

“Network leadership continues to drive Bell’s progress in broadband customer additions, service usage and revenue growth as we welcomed approximately 102,000 net new postpaid wireless, Internet and IPTV customers in the first quarter of 2018. With Canada’s best national mobile network, we delivered almost double the number of wireless postpaid subscribers gained in Q1 2017 and our best Q1 result since 2011; continued strong increases in revenue and adjusted EBITDA; and growing customer satisfaction reflected in our fourth consecutive quarter of reduced postpaid churn. Bell’s growing all-fibre network is propelling solid wireline financial

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performance with continued increases in Fibe TV and Internet customer additions, strong performance by Bell Business Markets, and reduced landline losses as households increasingly opt for Fibe service bundles. In a transforming media marketplace, Bell Media continued to build its lead across specialty, pay and conventional TV and other media while executing its strategy to deliver the best content across multiple platforms,” said George Cope, President and CEO of BCE Inc. and Bell Canada.

“Leadership in network, service and content innovation is core to Bell’s continued growth in broadband services. We are proud to hold our annual general meeting of shareholders in Toronto today, where Bell recently turned on our unparalleled pure fibre network and announced our next major rollout to centres throughout the fast-growing GTA/905 region, adding to the increasing number of cities and almost 4 million Canadians across 7 provinces benefitting from Bell’s all-fibre broadband network.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

BUSINESS DEVELOPMENTS

Bell pure fibre: It’s On in Toronto, rolling out to GTA/905

Bell launched its all-fibre broadband network in Toronto in April, connecting homes and businesses throughout Canada’s most populous city with the world’s best Internet technology. Built for the future, the Bell fibre to the premises (FTTP) network delivers symmetrical access speeds up to a Gigabit per second (Gbps) now and up to 40 Gbps and beyond in future. Bell also announced plans to expand FTTP to the fast-growing GTA/905 region surrounding Toronto. Broadband innovations included the launch of the exclusive Bell Whole Home Wi-Fi service that delivers smart and fast Wi-Fi to every room in the home, and expanded access to Bell’s Alt TV service with Amazon Fire TV Stick and Android TV devices including Sony, NVIDIA, Xiaomi and other Google certified products.

Virgin Mobile #1 in customer service, Lucky Mobile expands to MB and SK

The J.D. Power 2018 Canada Wireless Customer Care Study ranked Virgin Mobile Canada highest in overall customer care satisfaction for the second consecutive year. Bell’s low-cost prepaid service Lucky Mobile expanded to Manitoba and Saskatchewan in March and now offers budget-conscious Canadians service plans starting as low as $10. Wireless network innovation included the successful completion of Wireless to the Home (WTTH) trials in the 3.5 GHz and 28 GHz spectrum bands. WTTH will leverage 5G to deliver broadband speeds to small population centres; Bell plans to roll out initial WTTH services to more than 20 rural communities in Ontario and Québec this year.

Bell Media invests in Pinewood; Sony acquires international rights to The Launch

Bell Media continued to drive its strategy to develop the best creative content for both Canadian and international audiences, acquiring a majority stake in Pinewood Toronto Studios, one of the largest purpose-built production studios in Canada, and announcing that Sony Pictures Television had acquired international distribution rights for CTV’s highly successful Canadian music competition series format The Launch. The inaugural season of The Launch debuted at #1 in its timeslot on CTV and has delivered a string of #1 musical hits in Canada.

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Innovation in Smart Cities and the Internet of Things

In addition to Bell’s extensive Smart City pilot project with the City of Kingston, which employs Internet of Things (IoT) data monitoring solutions to improve municipal operating efficiencies and enhance services for residents, we are working with Echologics to deliver a wireless IoT water management solution for Medicine Hat, Alberta; providing touch-screen smart kiosks and free Wi-Fi access for downtown St. Catharine’s, Ontario; and partnering with Icicle Technologies to offer a comprehensive IoT-based production management system for Canada’s food industry.

Recognition for Bell Let’s Talk, Bell Media, diversity leadership

Bell stood out at the Canadian Screen Awards in March as the Bell Let’s Talk mental health initiative received the 2018 Humanitarian Award from the Academy of Canadian Cinema & Television and Bell Media was honoured with 52 awards, including best national newscast for the CTV National News with Lisa LaFlamme; 7 awards, more than all other sports broadcasters combined, for TSN; and best reality series for The Amazing Race Canada. For the second year in a row, Bell has been named one of Canada’s Best Diversity Employers by Mediacorp, recognizing Bell’s commitment to providing an inclusive and accessible workplace that reflects Canada’s diversity.

BCE RESULTS

“BCE’s results in the first quarter of 2018 mark a solid beginning to the year in a competitive and fast-changing marketplace. Strong operational and financial performance in wireless and wireline, including the contribution of Bell MTS, and ongoing cost discipline are delivering the free cash flow that enables our lead in broadband network investment while also driving shareholder value. This includes BCE’s increased common share dividend for 2018 announced on February 8 – our fourteenth such increase since Q4 2008, representing dividend growth of 107% – and our recently completed $175 million share buyback program,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell. “BCE’s Q1 results are in line with 2018 guidance growth targets, which are unchanged with the move to IFRS 15 reporting as our business outlook and financial plan remain firmly on track.”

BCE operating revenue was up 4.8% in Q1 to $5,590 million. Service revenue grew 3.2% to $4,964 million, and product revenue increased 19.2% to $626 million. This reflects increases at both Bell Wireless and Bell Wireline, including favourable financial contributions from Bell MTS, partly offset by a modest year-over-year revenue decline at Bell Media.

Net earnings increased 3.1% to $709 million and net earnings attributable to common shareholders grew 3.0% to $661 million. Net earnings per common share was unchanged compared to Q1 2017 at $0.73 per share, the result of a higher average number of BCE common shares outstanding due to the shares issued for the acquisition of Manitoba Telecom Services (MTS) on March 17, 2017. Higher net earnings were the result of operating revenue growth driving higher adjusted EBITDA as well as lower severance, acquisition and other costs, partly offset by increased depreciation and amortization expense and higher other expense attributable mainly to net mark-to-market losses on equity derivatives used as economic hedges of share-based compensation plans.

Excluding severance, acquisition and other costs, net gains or losses on investments, net mark-to-market changes on derivatives used to economically hedge equity settled share-based compensation plans, early debt redemption costs and impairment charges, adjusted net earnings were up 2.3% to $719 million, driven by strong year-over-year growth in adjusted EBITDA. Adjusted EPS was unchanged compared to Q1 2017 at $0.80 per common share.

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Adjusted EBITDA grew 4.1% to $2,254 million on increases of 6.9% at Bell Wireless and 3.1% at Bell Wireline, which included an incremental contribution from the MTS acquisition that lapped during the quarter on March 17. Bell Media adjusted EBITDA was down 3.0% due to the combined impact of lower advertising revenue and higher programming costs compared to last year. BCE’s consolidated adjusted EBITDA margin(2) decreased to 40.3% from 40.6% in Q1 2017, due to a $14 million charge for the period May 2015 to December 2017 to account for lower final rates set by the CRTC in its recent wholesale domestic roaming tariff decision. Excluding this retroactive regulatory impact, adjusted EBITDA was up 4.7% this quarter.

Consistent with higher planned spending in 2018 on BCE’s broadband wireline and wireless network infrastructure, total consolidated capital expenditures increased 9.3% to $931 million in Q1 from $852 million last year. This represented a capital intensity (4) ratio (capital expenditures as a percentage of total revenue) of 16.7% compared to 16.0% in Q1 2017. The increase was due to continued expansion of broadband fibre and mobile LTE, including the deployment of wireless small-cells to optimize mobile coverage, signal quality and data backhaul, and ongoing investment in Manitoba to improve broadband network coverage, capacity and speeds.

BCE cash flows from operating activities were $1,496 million, up 13.9% from $1,313 million in Q1 2017, the result of higher adjusted EBITDA, lower acquisition and other costs paid, and a positive change in working capital. Free cash flow was $537 million, 9.8% higher than Q1 2017, driven by increased cash flows from operating activities excluding acquisition and other costs paid, partly offset by higher capital expenditures.

BCE reported 68,487 net new wireless postpaid subscribers and a decrease of 24,110 net wireless prepaid customers; 19,647 net new high-speed Internet customers; 13,573 net new IPTV customers and a decrease of 26,054 net satellite TV customers. Residential NAS line net losses totalled 57,533.

At the beginning of Q1 2018, the high-speed Internet, IPTV and NAS subscriber bases were increased by 19,835, 14,599 and 23,441, respectively, mainly to reflect the acquisition of a small telecom provider in the quarter. The high-speed Internet subscriber base was also adjusted to reflect the transfer of 16,116 fixed wireless Internet customers from Bell Wireless.

BCE customer connections across wireless, Internet, TV and residential NAS totalled 19,072,421 at March 31, 2018, up 0.9% from last year. The total includes 9,195,048 wireless customers, up 2.8% over last year (including 8,471,021 postpaid customers, an increase of 4.0%); total high-speed Internet subscribers of 3,845,739, up 3.5%; total TV subscribers of 2,834,418 (including 1,578,489 IPTV customers, an increase of 7.7%), down 0.1% overall; and residential NAS lines of 3,197,216, down 6.0%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

A consistent focus on subscriber profitability and disciplined operational execution drove another quarter of strong wireless financial results. Total operating revenue increased 10.1% to $1,946 million, with service revenue growing 6.1% to $1,512 million, and product revenue up 26.9% to $434 million.

Service revenue growth was driven mainly by a larger postpaid subscriber base and the financial contribution from Bell MTS. Service revenue was impacted unfavourably by the

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retroactive regulatory charge noted above. Excluding this one-time impact, wireless service revenue was up 7.1%.

Higher product revenue was the result of more new gross customer activations and handset upgrades, and a higher sales mix of premium smartphones.

Wireless adjusted EBITDA increased 6.9% to $822 million on the high flow-through of strong revenue growth, which yielded a revenue margin of 42.2%. Operating costs increased 12.6%, driven by the incremental expense contribution of Bell MTS, increased cost of goods sold reflecting the higher volumes of handset sales, higher costs to support a growing customer base and increasing data usage, and increased advertising. Excluding the retroactive regulatory impact, wireless adjusted EBITDA increased 8.7% in Q1.

  Postpaid net additions increased 91.4% to 68,487, our best Q1 performance since 2011. This was driven by 17.1% higher gross additions of 347,319, reflecting Bell’s mobile network speed and technology leadership, effective sales execution across our retail channels, the continued onboarding of customers from a long-term mobile services contract win with Shared Services Canada, the contribution of Bell MTS, and lower customer churn(4) which improved 0.04 percentage points to 1.13%.
  Lucky Mobile, Bell’s new low-cost prepaid service, is driving an improved prepaid subscriber trajectory with 57,471 prepaid gross additions in Q1, up 10.9% over last year, supporting a 31.3% decrease in net prepaid customer losses to 24,110.
  Bell Wireless postpaid customers totalled 8,471,021 at March 31, 2018, a 4.0% increase over Q1 2017. Total wireless customers increased 2.8% to 9,195,048.
  Blended average billing per user (ABPU)(4) increased 1.4% to $66.56, driven by a higher postpaid subscriber mix, more customers moving to higher-value monthly plans with larger data allotments, increased roaming revenue and the flow-through of pricing changes. Blended ABPU in Q1 2018 was adjusted to exclude the $14 million regulatory impact. Blended ABPU is equivalent to blended ARPU reported prior to the adoption of IFRS 15.

Bell Wireline

Wireline operating revenue increased 3.6% to $3,084 million, service revenue increased 3.5% to $2,892 million and product revenue rose 4.3% to $192 million. The year-over-year revenue increases were driven by Internet and IPTV subscriber base growth, higher household ARPU(4), improved Bell Business Markets performance including higher Internet Protocol (IP) broadband connectivity revenue and stronger sales of data product and business service solutions to large enterprise customers, and the incremental financial contribution of Bell MTS.

Wireline adjusted EBITDA was up 3.1% to $1,302 million on strong revenue flow-through, slower NAS erosion and disciplined cost management. Operating costs increased 4.0% to $1,782 million, due mainly to the incremental expense contribution of Bell MTS and higher post-employment benefit plans service costs. Wireline adjusted EBITDA margin declined 0.2 percentage points to 42.2% as a result of the year-over-year increase in post-employment benefit plans service costs.

  High-speed Internet net subscriber additions totalled 19,647, up 31.1% compared to 14,989 in Q1 2017. The significant growth in net additions reflects the ongoing expansion of Bell’s

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all-fibre footprint, which drove subscriber growth and lower residential customer churn despite aggressive cable bundle promotions, as well as the pull-through of Internet customer activations from Alt TV, Bell’s app-based live TV streaming service.

  BCE’s high-speed Internet customer base totalled 3,845,739 at the end of Q1, up 3.5% over last year.
  Bell TV added 13,573 net new IPTV subscribers, a decrease from 22,402 gained in Q1 2017 due to a higher rate of penetration in current Fibe markets and ongoing over-the-top substitution. These factors were partly offset by customer additions from Bell’s new Alt TV streaming service. BCE’s total IPTV customer base grew to 1,578,489 at March 31, 2018, up 7.7% over last year.
  Satellite TV net customer losses were down 31.6% to 26,054 from 38,065 in Q1 2017, with reduced deactivations and migrations reflecting a more mature subscriber base geographically better-suited for satellite TV service.
  At March 31, 2018, Bell had a total of 2,834,418 TV subscribers, compared to 2,837,353 at the end of Q1 2017.
  Wireline data service revenue increased 5.9% to $1,820 million, the result of growing Internet and IPTV subscriber bases, higher ARPU from customer upgrades to faster Internet speeds and 2017 price changes, increased business IP broadband connectivity revenue, and the favourable impact of Bell MTS.
  Wireline product revenue was up 4.3% to $192 million, due mainly to higher sales of telecommunications equipment to large enterprise customers.
  Other services revenue increased 43.2% to $63 million, driven by the incremental financial contributions from the acquisitions of MTS and AlarmForce Industries.
  Residential NAS net losses were down 21.6% to 57,533 from 73,421 in Q1 2017, reflecting improved customer retention in Bell’s fibre footprint. Bell residential NAS access lines totalled 3,197,216 at March 31, 2018, a 6.0% decline from 3,399,981 last year.
  Total wireline voice revenue decreased 3.2% to $950 million due to NAS access line reductions, decreased usage of traditional long distance, greater use of inclusive long-distance residential plans and lower sales of international long distance minutes to wholesale customers compared to Q1 2017.

Bell Media

Media operating revenue remained stable in Q1, declining just 0.3% to $749 million as lower advertising revenue was largely offset by higher subscriber revenue.

Advertising revenue for conventional and specialty TV decreased due to a continuing soft advertising market and a shift in spending by advertisers to the main broadcaster of the PyeongChang 2018 Winter Olympics. Subscriber revenue increased, reflecting continued steady growth in CraveTV and TV Everywhere GO platforms, while digital media properties and out-of-home advertising also reported revenue growth.

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Media adjusted EBITDA was down 3.0% in Q1 to $130 million, the result of higher operating costs driven by sports broadcast rights and CraveTV programming expansion.

  CTV was the most-watched television network among key demographics in primetime for the 14th consecutive winter broadcast season with 9 of the top 20 programs.
  TSN remained Canada’s #1 specialty sports channel and the top specialty network overall. TSN audiences grew 15% over Q1 2017 as a result of key programming such as the 2018 IIHF World Junior Championship, the Scotties Tournament of Hearts and the PyeongChang 2018 Olympic Winter Games.
  Bell Media remained Canada’s top radio broadcaster in winter 2018, reaching an average audience of 16.8 million listeners that spent more than 71 million hours tuned in each week.
  Bell Media remained the digital media leader among Canadian broadcast and video network competitors in terms of views, minutes watched and videos served with monthly averages of 482 million total views, 1 billion minutes spent, and 58 million videos served. We reached 65% of digital audiences in Q1 with 20 million unique monthly visitors.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.755 per common share, payable on July 15, 2018 to shareholders of record at the close of business on June 15, 2018.

OUTLOOK FOR 2018

As a result of the adoption of IFRS 15, BCE has updated its adjusted EPS dollar guidance range upwards. All other financial guidance targets for 2018 remain unchanged.

	February 8 Guidance	May 3 Guidance
Revenue growth	2% – 4%	2% – 4%
Adjusted EBITDA growth	2% – 4%	2% – 4%
Capital intensity	approx. 17%	approx. 17%
Adjusted EPS	$3.42 – $3.52	$3.45 – $3.55
Adjusted EPS growth	1% – 4%	1% – 4%
Free cash flow growth	3% – 7%	3% – 7%
Annualized common dividend per share	$3.02	$3.02
Dividend payout policy(3)	65% – 75% of free cash flow	65% – 75% of free cash flow

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2018 results on Thursday, May 3 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-377-0758 or 416-340-2219. A replay will be available for one week by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 8461008#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q1-2018 conference call. The mp3 file will be available for download on this page later in the day.

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NOTES

The information contained in this news release is unaudited.

In Q1 2018, we updated our definition of adjusted net earnings and adjusted EPS to exclude net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Adjusted net earnings and adjusted EPS for 2017 have also been updated for comparability purposes.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2018		Q1 2017
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	661	0.73	642	0.73
Severance, acquisition and other costs	(1)	-	65	0.07
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	56	0.07	(18)	(0.02)
Net losses on investments	-	-	14	0.02
Impairment charges	3	-	-	-
Adjusted net earnings	719	0.80	703	0.80

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 5, Segmented

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information, in BCE’s Q1 2018 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)
	Q1 2018	Q1 2017
Net earnings	709	688
Severance, acquisition and other costs	-	84
Depreciation	780	724
Amortization	212	185
Finance costs
Interest expense	240	234
Interest on post-employment benefit obligations	17	18
Other expense (income)	61	(17)
Income taxes	235	250
Adjusted EBITDA	2,254	2,166
BCE operating revenues	5,590	5,336
Adjusted EBITDA margin	40.3%	40.6%

(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are nonrecurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)
	Q1 2018	Q1 2017
Cash flows from operating activities	1,496	1,313
Capital expenditures	(931)	(852)
Cash dividends paid on preferred shares	(33)	(43)
Cash dividends paid by subsidiaries to non-controlling interest	(13)	(12)
Acquisition and costs paid	18	83
Free cash flow	537	489

(4)	We use ABPU, ARPU, churn and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2018 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2018 annualized common share dividend and common share dividend payout policy, our network deployment plans and related capital investments, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 3, 2018 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 3, 2018. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2018 financial results, as well as our objectives, strategic priorities and business outlook for 2018, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

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Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Lower economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.0% in 2018, representing a slight decrease from the earlier estimate of 2.2%
  Employment gains expected to slow in 2018, as the overall level of business investment is expected to remain soft
  Interest rates expected to increase modestly in 2018
  Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices
  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A soft media advertising market, due to variable demand, and escalating costs to secure TV programming
  Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Higher product cost of goods sold, driven by a higher sales mix of premium devices, increased new customer activations and more customer device upgrades, attributable to a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Wireless revenue growth driven by postpaid subscriber base expansion and a higher volume of handset sales
  Expansion of the LTE-A network coverage to approximately 92% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets

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  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Ongoing deployment of direct fibre and growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  Revenue performance is expected to reflect an improving TV advertising sales trajectory supported by our broadcast of 2018 FIFA World Cup, further CraveTV subscriber growth and continued growth in outdoor advertising
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2018:

  total post-employment benefit plans cost to be approximately $335 million to $355 million, based on an estimated accounting discount rate of 3.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $270 million to $280 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $65 million to $75 million depreciation and amortization expense of approximately $4,000 million to $4,050 million interest expense of approximately $975 million to $1,000 million an effective tax rate of approximately 25%
  NCI of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $700 million to $750 million
  net interest payments of approximately $950 million to $975 million

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  other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately $25 million average BCE common shares outstanding of approximately 900 million
  Common share buybacks totalling $175 million
  an annual common share dividend of $3.02 per share

The foregoing assumptions, although considered reasonable by BCE on May 3, 2018, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2018 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2018 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations

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  the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities online content theft and piracy and the absence of effective legal recourses to combat them events affecting the continuity of supply of products and services that we need to operate our business and to comply with various obligations from our third-party suppliers, outsourcers and consultants the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2017 Annual MD&A dated March 8, 2018 (included in BCE’s 2017 Annual Report) and BCE’s 2018 First Quarter

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MD&A dated May 2, 2018, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home, and digital media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace mental health initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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